Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-48079, 33-82124, 33-60611, 333-05933, 333-28887, 333-37843, 333-71261, 333-86147, 333-39588, 333-97793, 333-105879, 333-109301, 333-117086, 333-121060, 333-125160, 333-129890 and 333-136747) of Tekelec of our report dated February 26, 2009 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina
February 26, 2009